UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Flagstar Bank 401(k) Plan
     We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan
June 28, 2011

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$2,085,212	$3,281,192
Mutual funds	71,700,891	67,385,569
Money market funds	7,659,192	8,850,847
Common collective trust fund	76,992	59,217

Total investments — at fair value	81,522,287	79,576,825
Receivables
Notes receivable from participants	3,076,019	3,191,386
Other	2,617	86,388

Total receivables	3,078,636	3,277,774

Total assets	84,600,923	82,854,599

Liabilities — Refundable contributions	125,644	169,307

Net assets available for benefits reflecting all investments at fair value	84,475,279	82,685,292

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit — responsive investment contracts	9,182	10,909

Net assets available for benefits	$84,484,461	$82,696,201

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2010	2009
Income:
Net realized and unrealized appreciation in fair value of investments	$6,438,476	$15,644,052
Interest	174,933	248,599
Dividends	1,040,088	967,524

Total income — net	7,653,497	16,860,175
Contributions:
Participant	7,982,512	10,097,358
Company	—	3,129,786
Rollovers	641,116	194,358

Total contributions	8,623,628	13,421,502

Total additions	16,277,125	30,281,677
Deductions:
Participant benefits paid /deemed distributions	14,336,739	9,748,011
Administrative fees	152,126	107,639

Total deductions	14,488,865	9,855,650

Net increase in assets available for benefits	1,788,260	20,426,027
Net assets available for benefits:
Beginning of year	82,696,201	62,270,174

End of year	$84,484,461	$82,696,201

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Description of Plan
     The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements. The Plan includes a salary deferral feature under section 401(k) of the Internal Revenue Code (“IRC”). An employee is eligible to participate in the Plan after three months of service and age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
     Eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2010 and 2009 not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $5,500 the annual IRS dollar limit on “catch-up” contributions in 2010 and 2009. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. In 2009, the Plan was amended to suspend all employer matching contributions effective October 1, 2009 until such time as the Company affirmatively restates such matching contributions. The Plan made no non-discretionary matching contributions in 2010. The Company may make discretionary contributions to the Plan. No discretionary contributions were made in 2010 and 2009. The Plan was amended as of January 1, 2011, to include a non-discretionary matching contribution. All contributions are invested in accordance with the participant’s directive.
Vesting
     Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.
Participant accounts
     Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes receivable from participants
     Notes receivable from participants (“loans”) are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of a participant’s account balance and bear interest at rates ranging from 4.25 percent to 9.25 percent, as determined by the Plan administrator at the date of issuance of the loan. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance. Notes receivable from participants are recorded at unpaid principal balance plus accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
Investment options
     Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of the available investment options. Participants may change their designation daily.
Payment of benefits
     Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan a single lump sum amount equal to the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.
Forfeitures
     If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $675,000 and $216,000 at December 31, 2010 and 2009, respectively. In 2010, administrative expenses were reduced by $54,000 from forfeited non-vested accounts. In 2009, Company contributions were reduced by $343,000 and administrative expenses were reduced by $13,000 from forfeited non-vested accounts.
Administrative expenses
     The Company pays a portion of the Plan’s administrative expenses. Participants pay the applicable fees associated with their loan distributions, withdrawals and stock transactions.
Plan termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan termination, participants would become 100 percent vested in their Company contributions.
Note 2 — Summary of Accounting Policies
     A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:
Basis of accounting
     The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
Investment valuation and income recognition
     Investments are stated at fair value using the methods described in Note 3. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fidelity managed income portfolio
     The Plan has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Employee Benefit Plans (the “Managed Income Portfolio Fund”), which includes benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the Managed Income Portfolio Fund and the adjustment from fair value to contract value.
     The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $76,992 and $59,217 as December 31, 2010 and 2009, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $86,174 and $70,216 as of December 31, 2010 and 2009, respectively.
Payment of benefits
     Benefits are recorded upon distribution.
Notes receivable from participants
     Notes receivable from participants are valued at unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Recently adopted accounting standards
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. There were no transfers between levels during the years ended December 31, 2010 and 2009, respectively. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements were effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan adopted the new guidance for the years ended December, 31 2010 and 2009, respectively, and the adoption did not materially affect the Plan’s financial statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
     In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. This new standard eliminated the need to calculate fair values and present disclosures for these loans in accordance with FASB ASC 820. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.
Reclassifications
     Certain amounts previously reported have been reclassified to conform with current presentation.
Subsequent Events
     Management has evaluated the impact of all subsequent events through June 28, 2011, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.
Note 3 — Fair Value Accounting
     The Plan assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:
•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•	Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.
     The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
     Flagstar Bancorp, Inc. common stock. Valued at the closing price reported on the active market on which the security is traded.
     Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding.
     Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end.
     Common collective trust fund. Valued as the sum of (a) the fair value of the investments in guaranteed investment contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund’s trustee (synthetic GICs) and (b) the fair

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
value of the fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.
     The following tables present the Plan’s investments carried at fair value as of December 31, 2010 and 2009, by valuation hierarchy (as described above):

				Investments at
December 31, 2010	Level 1	Level 2	Level 3	Fair Value

Flagstar Bancorp, Inc. common stock	$2,085,212	$—	$—	$2,085,212
Mutual funds	71,700,891	—	—	71,700,891
Money market funds	—	7,659,192	—	7,659,192
Common collective trust fund	—	76,992	—	76,992

Total assets at fair value	$73,786,103	$7,736,184	$—	$81,522,287

				Investments at
December 31, 2009	Level 1	Level 2	Level 3	Fair Value

Flagstar Bancorp, Inc. common stock	$3,281,192	$—	$—	$3,281,192
Mutual funds	67,385,569	—	—	67,385,569
Money market funds	—	8,850,847	—	8,850,847
Common collective trust fund	—	59,217	—	59,217

Total assets at fair value	$70,666,761	$8,910,064	$—	$79,576,825

Note 4 — Investments
     The following tables present investments that represent 5 percent or more of the Plan’s net assets:

	Number of
December 31, 2010	Shares	Fair Value

Fidelity Retirement Government Money Market Fund	6,356,849	$6,356,849
Mutual funds:
Fidelity Growth Company Fund	105,508	8,772,999
Fidelity Dividend Growth Fund	264,671	7,524,594
Fidelity Diversified International Fund	213,940	6,450,295
Fidelity Mid-Cap Stock	249,365	7,194,179
Spartan 500 Index Investor Class	96,914	4,310,713

	Number of
December 31, 2009	Shares	Fair Value

Fidelity Retirement Government Money Market Fund	7,047,420	$7,047,420
Mutual funds:
Fidelity Growth Company Fund	116,530	8,038,269
Fidelity Dividend Growth Fund	306,698	7,259,548
Fidelity Diversified International Fund	238,388	6,674,874
Fidelity Mid-Cap Stock	278,683	6,526,755
Fidelity U.S. Bond Index	395,110	4,369,913
Fidelity Spartan U.S. Equity Index Fund	109,134	4,303,173

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
     During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net realized and unrealized appreciation	For the Years Ended December 31,
(depreciation), in fair value of investments	2010	2009

Flagstar Bancorp, Inc. common stock	$(2,692,510)	$(677,645)
Mutual funds	9,134,440	16,321,697

Total	$6,441,930	$15,644,052

Note 5 — Parties-In-Interest
     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $54,000 and $53,000 for the years ended December 31, 2010 and 2009, respectively. In addition, the Plan trades in the common stock of the Company.
     The Plan held 1,279,271 and 5,468,654 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2010 and 2009, respectively. During 2010 and 2009, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note 6 — Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended, subsequent to the application for favorable determination above, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
     Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.
Note 7 — Risks and Uncertainties
     The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 8 — Amounts Owed to Participants Withdrawing from the Plan
     The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2010 and 2009, respectively.

Flagstar Bank 401(k) Plan
Notes to Financial Statements — Continued
December 31, 2010 and 2009
Note 9 — Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500.

	December 31,
	2010	2009

Net assets available for benefits per financial statements	$84,484,461	$82,696,201
Adjustment to fair value from contract-value for investment relating to fully benefit-responsive investment contracts	(9,182)	(10,909)

Net assets available for benefits per Form 5500	$84,475,279	$82,685,292

     The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500.

	For the Years Ended December 31,
	2010	2009

Net increase in net assets available for benefits per financial statements	$1,788,260	$20,426,027
Change in adjustment to fair value from contract value for investment relating to fully benefit investment contracts	1,727	946

Net income per Form 5500	$1,789,987	$20,426,973

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor	(c) Description of investment including maturity date, rate of
(a)	or similar party	Interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	5,468,654 shares of Common Stock	*	*	$2,085,212

Mutual Funds

	Aberdeen	Aberdeen Global Fixed Income Institutional Class	*	*	22,220
	Alliance Bern	Alliance Bern Small Mid Cap Value Class A	*	*	31,486
	Allianz	Allianz NFJ Small-Cap Value Fund A	*	*	686
	American Beacon	American Beacon International Equity Investor Class	*	*	13,530
	American Beacon	American Beacon Large Cap Value Investor Class	*	*	60,893
	American Center	American Center Ultra Investor Class	*	*	7,434
	American Center	American Center Vista Investor Class	*	*	7,260
	Ariel	Ariel Appreciation	*	*	109,319
	Ariel	Ariel Fund	*	*	53,222
	Artisan	Artisan International Investor Class	*	*	72,881
	Artisan	Artisan Mid Cap Value Class	*	*	48,661
	Baron	Baron Asset Fund	*	*	44,110
	Baron	Baron Small Cap	*	*	79,087
	Calvert	Calvert Cap Accumulation Class A	*	*	3,085
	Calvert	Calvert Balanced A	*	*	1,130
	Columbia	Columbia High Yield Bond Z	*	*	1,870
	Columbia Acorn	Columbia Acorn Select Fund Class Z	*	*	71,265
	Domini	Domini Social Equity Investor Class	*	*	1,305
	DWS	DWS Global Small Cap Growth Fund Class S	*	*	15,477
	DWS	DWS International Fund Class S	*	*	3,249
	DWS	DWS Strategic Value Class A	*	*	4,767
*	Fidelity	Fidelity Asset Manager 20%	*	*	351
*	Fidelity	Fidelity Asset Manager 50%	*	*	540
*	Fidelity	Fidelity Asset Manager 70%	*	*	20,255
*	Fidelity	Fidelity Asset Manager 85%	*	*	10,328
*	Fidelity	Fidelity Balanced Fund	*	*	108,665
*	Fidelity	Fidelity Blue Chip Growth Fund	*	*	129,777
*	Fidelity	Fidelity Blue Chip Value Fund	*	*	34,873
*	Fidelity	Fidelity Canada Fund	*	*	504,818
*	Fidelity	Fidelity Cap & Income Fund	*	*	270,039
*	Fidelity	Fidelity Cap Appreciation Fund	*	*	30,645
*	Fidelity	Fidelity Contra Fund	*	*	1,410,870
*	Fidelity	Fidelity Convertible Securities Fund	*	*	13,034
*	Fidelity	Fidelity Disciplined Equity Fund	*	*	74,670
*	Fidelity	Fidelity Diversified International Fund	*	*	6,450,295
*	Fidelity	Fidelity Dividend Growth Fund	*	*	7,524,594
*	Fidelity	Fidelity Emerging Asia Fund	*	*	277,231
*	Fidelity	Fidelity Emerging Markets Fund	*	*	368,841
*	Fidelity	Fidelity Equity Income Fund	*	*	2,040,276
*	Fidelity	Fidelity Equity Income II Fund	*	*	1,567
*	Fidelity	Fidelity Europe Fund	*	*	38,292
*	Fidelity	Fidelity Europe Cap Appreciation Fund	*	*	17,785
*	Fidelity	Fidelity Export & Multinational Fund	*	*	54,771
*	Fidelity	Fidelity Fidelity Fund	*	*	59,099

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor	(c) Description of investment including maturity date, rate of
(a)	or similar party	Interest, collateral, par or maturity date	(d) Cost		(e) Current value

*	Fidelity	Fidelity Fifty	*	*	9,827
*	Fidelity	Fidelity Focused High Inc	*	*	3,359
*	Fidelity	Fidelity Focused Stock Fund	*	*	22,264
*	Fidelity	Fidelity Freedom 2000 Fund	*	*	422,413
*	Fidelity	Fidelity Freedom 2005 Fund	*	*	16,014
*	Fidelity	Fidelity Freedom 2010 Fund	*	*	1,255,087
*	Fidelity	Fidelity Freedom 2015 Fund	*	*	315,243
*	Fidelity	Fidelity Freedom 2020 Fund	*	*	2,585,146
*	Fidelity	Fidelity Freedom 2025 Fund	*	*	622,890
*	Fidelity	Fidelity Freedom 2030 Fund	*	*	2,509,691
*	Fidelity	Fidelity Freedom 2035 Fund	*	*	825,653
*	Fidelity	Fidelity Freedom 2040 Fund	*	*	1,885,399
*	Fidelity	Fidelity Freedom 2045 Fund	*	*	198,044
*	Fidelity	Fidelity Freedom 2050 Fund	*	*	296,422
*	Fidelity	Fidelity Freedom Income Fund	*	*	587,842
*	Fidelity	Fidelity Global Balanced Fund	*	*	8,286
*	Fidelity	Fidelity GNMA Fund	*	*	138,451
*	Fidelity	Fidelity Growth & Income Portfolio	*	*	36,119
*	Fidelity	Fidelity Growth Company Fund	*	*	8,772,999
*	Fidelity	Fidelity Growth Strategies Fund	*	*	38,132
*	Fidelity	Fidelity Independence Fund	*	*	1,942,631
*	Fidelity	Fidelity Inflation Protected Bond	*	*	54,812
*	Fidelity	Fidelity Institutional Short Intermediate Government Fund	*	*	24,312
*	Fidelity	Fidelity Intermediate Bond Fund	*	*	24,032
*	Fidelity	Fidelity International Cap Appreciation Fund	*	*	15,272
*	Fidelity	Fidelity International Discovery Fund	*	*	125,720
*	Fidelity	Fidelity International Real Estate Fund	*	*	52,572
*	Fidelity	Fidelity Investment Grade Bond	*	*	39,091
*	Fidelity	Fidelity Japan Fund	*	*	11,504
*	Fidelity	Fidelity Large Cap Growth Fund	*	*	73,251
*	Fidelity	Fidelity Large Cap Stock	*	*	9,362
*	Fidelity	Fidelity Large Cap Value	*	*	73,905
*	Fidelity	Fidelity Latin America Fund	*	*	672,481
*	Fidelity	Fidelity Leveraged Company Stock Fund	*	*	656,151
*	Fidelity	Fidelity Low Priced Stock Fund	*	*	2,069,326
*	Fidelity	Fidelity Mega Cap Stock Fund	*	*	8,375
*	Fidelity	Fidelity Mid Cap Growth Fund	*	*	29,001
*	Fidelity	Fidelity Mid Cap Stock	*	*	7,194,179
*	Fidelity	Fidelity Mid Cap Value Fund	*	*	55,758
*	Fidelity	Fidelity Mortgage Securities Fund	*	*	9,023
*	Fidelity	Fidelity Nasdaq Composite Index Fund	*	*	19,501
*	Fidelity	Fidelity New Markets Income Fund	*	*	307,276
*	Fidelity	Fidelity OTC Portfolio	*	*	110,101
*	Fidelity	Fidelity Overseas Fund	**		74,528
*	Fidelity	Fidelity Pacific Basin	*	*	69,931
*	Fidelity	Fidelity Puritan Fund	**		78,883
*	Fidelity	Fidelity Real Estate Income Fund	**		25,360
*	Fidelity	Fidelity Real Estate Investment Portfolio	**		204,387

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor	(c) Description of investment including maturity date, rate of
(a)	or similar party	Interest, collateral, par or maturity date	(d) Cost		(e) Current value

*	Fidelity	Fidelity Short Term Bond	*	*	8,857
*	Fidelity	Fidelity Small Cap Discovery Fund	*	*	2,335,855
*	Fidelity	Fidelity Small Cap Growth Fund	*	*	52,007
*	Fidelity	Fidelity Small Cap Stock	*	*	92,605
*	Fidelity	Fidelity Small Cap Value Fund	*	*	82,871
*	Fidelity	Fidelity Stock Selector All Cap Fund	*	*	16,166
*	Fidelity	Fidelity Stock Selector Small Cap Fund	*	*	13,617
*	Fidelity	Fidelity Strategic Dividend & Income Fund	*	*	1,712
*	Fidelity	Fidelity Strategic Income Fund	*	*	153,566
*	Fidelity	Fidelity Telecom & Utilities Fund	*	*	137,868
*	Fidelity	Fidelity Total Bond Fund	*	*	32,963
*	Fidelity	Fidelity Trend Fund	*	*	79,097
*	Fidelity	Fidelity Ultra Short Bond Fund	*	*	11,985
*	Fidelity	Fidelity Value Fund	*	*	204,542
*	Fidelity	Fidelity Value Strategies Fund	*	*	84,197
*	Fidelity	Fidelity Worldwide Fund	*	*	8,470
*	Fidelity	Fidelity Government Income Fund	*	*	154,408
*	Fidelity	Fidelity Intermediate Government Income Fund	*	*	111,946
*	Fidelity	Fidelity US Bond Index	*	*	3,928,206
	Franklin	Franklin Small Mid Cap Growth Class A	*	*	6,023
	Franklin Mutual	Franklin Mutual Global Discovery Class A	*	*	177,339
	Franklin Mutual	Franklin Mutual Shares Class A	*	*	227,414
	Hartford	Hartford Growth Fund Class Y	*	*	4,201
	Hartford	Hartford International Growth Fund Class Y	*	*	41,616
	Hartford	Hartford Small Cap Growth Fund Y	*	*	2,841
	Invesco	Invesco Constellation Class A	*	*	1,715
	Invesco	Invesco Cvan Kampen Growth & Income Class A	*	*	63,820
	Invesco	Invesco Global Small & Mid Cap Growth Class A	*	*	24,211
	Invesco	Invesco Mid Cap Core Equity Class A	*	*	37,568
	Invesco	Invesco Van Kampen Equity & Income Class A	*	*	64,381
	Invesco	Invesco Basic Value A	*	*	2,499
	Invesco	Invesco Dynamics Fund Investor	*	*	249
	Invesco	Invesco Small Cap Growth Institutional Fund	*	*	701
	Invesco	Invesco Value II A	*	*	7,097
	John Hancock	John Hancock III Small Company Fund Class A	*	*	23,626
	Legg Mason	Legg Mason Cap Management Value Trust, Inc. Class Fund	*	*	21,893
	Legg Mason	Legg Mason Clearbridge Aggressive Growth Fund Class A	*	*	1,840
	Legg Mason	Legg Mason Clearbridge Large Cap Growth Fund Class A	*	*	4,722
	Loomis Sayles	Loomis Sayles Growth Class A	*	*	1,810
	Loomis Sayles	Loomis Sayles Small Cap Value Retail Class	*	*	12,659
	Lord Abbett	Lord Abbett Affiliated Class A	*	*	40,637
	Lord Abbett	Lord Abbett Small Cap Blend Class A	*	*	5,489
	Managers	Managers Bond Fund	*	*	68,010
	Managers	Managers Cadence Cap Appreciation Administrative	*	*	280
	Managers	Managers Cadence Mid Cap Fund Administrative Class	*	*	1,477
	Managers	Managers Special Equity Investor Class	*	*	8,853
	Morgan Stanley	Morgan Stanley Institutional Emerging Markets Fund Class P	*	*	112,357
	Morgan Stanley	Morgan Stanley Institutional Fund Growth Portfolio Class P	*	*	60,739
	Morgan Stanley	Morgan Stanley Institutional International Equity Fund Class P	*	*	1,140

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor	(c) Description of investment including maturity date, rate of
(a)	or similar party	Interest, collateral, par or maturity date	(d) Cost		(e) Current value

	Morgan Stanley	Morgan Stanley Institutional Mid Cap Growth Fund Class P	*	*	76,603
	Neberger Berman	Neuberger Berman Core Bond Investor Class	*	*	26,408
	Neberger Berman	Neuberger Berman High Inc Bond Investor Class	*	*	38,359
	Neuberger Berman	Neuberger Berman Genesis Investor	*	*	3,374
	Neuberger Berman	Neuberger Berman Guardian Trust Class	*	*	188
	Neuberger Berman	Neuberger Berman International Trust Class	*	*	22,416
	Neuberger Berman	Neuberger Berman Partners Fund Trust Class	*	*	6,968
	Neuberger Berman	Neuberger Berman Regency Fund Trust Class	*	*	322
	Neuberger Berman	Neuberger Berman Socially Responsive Trust	*	*	1,255
	Oakmark	Oakmark Class I	*	*	59,750
	Oakmark	Oakmark Equity & Income Class I	*	*	207,415
	Oakmark	Oakmark Select Class I	*	*	1,236,174
	PIMCO	Pimco Global Bond (Unhedged) Fund Administrative Class	*	*	39,204
	PIMCO	Pimco High Yield Fund Administrative Class	*	*	34,622
	PIMCO	Pimco Long-Term U.S. Government Fund Administrative Class	*	*	52,061
	PIMCO	Pimco Low Duration Fund Administrative Class	*	*	161,698
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	236,823
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	505,818
	Rainer	Rainer Small Mid Cap Equity	*	*	77,992
	Royce	Royce Opportunity Fund Service Class	*	*	75,196
	Royce	Royce Total Return Fund Service Class	*	*	6,485
	Royce	Royce Value Plus Service Class	*	*	101,408
	RS	RS Partners Fund Class A	*	*	39,218
	RS	RS Small-Cap Growth Class A	*	*	4,301
	RS	RS Value A	*	*	17,199
	Spartan	Spartan 500 Index — Investor Class	*	*	4,310,713
	Spartan	Spartan Extended Market Index Fund — Investor Class	*	*	20,241
	Spartan	Spartan Total Market Index Fun — Investor Class	*	*	106,665
	Templeton	Templeton Developing Markets Class A	*	*	43,500
	Templeton	Templeton Foreign Class A	*	*	101,505
	Templeton	Templeton Foreign Smaller Cost Class A	*	*	120,728
	Templeton	Templeton Global Bond Class A	*	*	488,259
	Templeton	Templeton Growth Class A	*	*	17,833
	Templeton	Templeton World Class A	*	*	12,456
	Touchstone	Touchstone Sands Cap Select Growth Z	*	*	1,786
	Virtus	Virtus Mid-Cap Value Class A	*	*	19,532
	Virtus	Virtus Small Cap Core Class I	*	*	3
	Wells Fargo	Wells Fargo Advanced Small Cap Value Investor Class	*	*	108,334
	Wells Fargo	Wells Fargo Advanced Small Company Value Class A	*	*	549
	Wells Fargo	Wells Fargo C&B Mid Cap Value Investor Class	*	*	20
	Wells Fargo	Wells Fargo Special Mid Cap Value Investor Class	*	*	395
	Western Asset	Western Asset Core Bond FI Class	*	*	9,054
	Western Asset	Western Asset Core Plus Bond FI Class	*	*	95,357

		Total Mutual Funds			71,700,891
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	*	*	6,356,849
*	Fidelity	Fidelity Retirement Money Market	*	*	1,023,561
*	Flagstar Bancorp, Inc.	Interest-Bearing Cash	*	*	278,782

		Total Money Market Funds			7,659,192

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b) Identity of issue,
	borrower, lessor	(c) Description of investment including maturity date, rate of
(a)	or similar party	Interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	76,992

		Total Investments — at fair value			81,522,287

Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with various maturity dates	*	*	3,076,019

					$84,598,306

*	Party-in-interest to the Plan
**	Participant Directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN
June 28, 2011	/s/ Rebecca A. Lucci
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	19